March 5, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549


Re:   Bio-Matrix Scientific Group, Inc.
Registration Statement on Form SB-2 filed August 8, 2007 amended on January 14, 2008 with Amendment Number 1 and on January 15, 2008 with Amendment Number 2

Registration Number:  333-145216

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we respectfully request (i) that the Registration Statement on Form SB-2 (File No. 333-145216) of Bio-matrix Scientific Group, Inc. (the "Company"), together with all amendments and exhibits (the "Registration Statement"), be withdrawn and (ii) the consent of the Securities and Exchange Commission (the "Commission") to such withdrawal.

The Registration Statement was originally filed
(a)in order that certain selling shareholders ("Selling Shareholders") may register their shares for resale under the Securities Act of 1933, as amended and (b) in fulfillment of a contractual obligation to register common shares held by the BMXP Holdings Shareholder's Business Trust ("the Trust") for distribution to its beneficiaries in the form of a "spin off".

The Company has determined that the Selling Shareholders, who are non affiliates whose holding period in regards to the Common Stock to be registered is in excess of one year, may resell under Rule 144, promulgated under the Securities Act of 1933, as amended, if they wish and thus registration under the Act is not required.

The Trust has granted consent to the Company to withdraw the Registration Statement.


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The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (619)330-2328.


Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact David Koos at
(619) 702-1404.


Respectfully,


/s/ David Koos
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David Koos
Chairman, President & Chief Executive Officer


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